[redacted]

11019815

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH. D.C.
200

SEC FILE NUMBER
[redacted]

8-41727

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CFD Investments, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2704 S Goyer Road
(No. and Street)

Kokomo (City) IN (State) 46902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Owens 765-453-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Somerset CPAs
(Name – *if individual, state last, first, middle name*)

3925 River Crossing Pkwy, 3rd Floor (Address) Indianapolis (City) IN (State) 46240-0368 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/14

SD 3/25

OATH OR AFFIRMATION

I, Brent Owens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFD Investments, Inc, as of December 31, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brent Owens
Signature

President
Title

Chandra A. Collins
Chandra S. Collins Notary Public Comm exp. 8.15.17
County of Residence - Howard

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CFD INVESTMENTS, INC.
Financial Statements
Year Ended December 31, 2010

CFD INVESTMENTS, INC.

TABLE OF CONTENTS

Independent Auditors' Report .... Page 1

Financial Statements
Statement of Financial Condition 2
Statement of Changes in Shareholder's Equity 3
Statement of Income 4
Statement of Other Comprehensive Income 5
Statement of Cash Flows 6
Notes to Financial Statements 7-14

Independent Auditors' Report on the Supplementary Information 15

Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 16

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 17-18

SOMERSET
CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Auditors' Report

To the Board of Directors
CFD INVESTMENTS, INC.
Kokomo, Indiana

We have audited the accompanying statements of financial condition of CFD INVESTMENTS, INC., as of December 31, 2010, and the related statements of changes in shareholder's equity, income, other comprehensive income and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial condition of CFD INVESTMENTS, INC., as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Somerset CPAs PC

February 25, 2011

CFD INVESTMENTS, INC.
Statement of Financial Condition
December 31, 2010

Assets

Current Assets	
Cash and cash equivalents	$ 612,119
Deposit with clearing organizations	125,078
Commissions and fees receivable	407,309
Prepaid expenses and deposits	111,025
Income tax receivable	2,673
Total Current Assets	1,258,204
Other Assets	
Marketable securities	35,589
Cash surrender value of life insurance	12,345
Investments in affiliate	180,934
Total Other Assets	228,868
Total Assets	$ 1,487,072

Liabilities and Shareholder's Equity

Current Liabilities	
Accounts payable	$ 363,297
Commissions payable	308,979
Deferred income taxes	5,302
Total Current Liabilities	677,578
Shareholder's Equity	
Common stock	376,625
Additional paid-in capital	15,500
Retained earnings	399,262
Accumulated other comprehensive income	18,107
Total Shareholder's Equity	809,494
Total Liabilities and Shareholder's Equity	$ 1,487,072

See accompanying notes.

CFD INVESTMENTS, INC.
Statement of Changes in Shareholder's Equity
December 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholder's Equity
Balance at December 31, 2009	$ 376,625	$ 15,500	$ 375,941	$ 10,888	$ 778,954
Unrealized gain in marketable securities, net of tax				7,219	7,219
Net Income			23,321		23,321
Balance at December 31, 2010	$ 376,625	$ 15,500	$ 399,262	$ 18,107	$ 809,494

See accompanying notes.

CFD INVESTMENTS, INC.
Statement of Income
December 31, 2010

Revenues	
Commissions and fees	$ 14,109,941
Other income	899,831
Investment income	2,439
Total Revenues	15,012,211
Operating Expenses	
Commissions expense	11,792,337
Employee leasing/salaries	1,028,388
Technology fees	569,692
Clearing costs and fees	480,344
Advertising and promotion	322,451
Rent	210,000
Office expenses	148,079
Professional services	141,231
Computer lease and maintenance	82,004
Registrations, licenses and assessments	62,842
Education, seminars and meetings	54,202
Travel and entertainment	44,462
Repairs and maintenance	22,510
Other expenses	15,237
Interest expense	9,813
Total Operating Expenses	14,983,592
Income from Operations	28,619
Equity in Net Income of Affiliate	8,426
Net Income Before Tax	37,045
Income Taxes	
Federal and state income tax expense	13,724
Net Income	$ 23,321

See accompanying notes.

CFD INVESTMENTS, INC.
Statement of Other Comprehensive Income
For the Year Ended December 31, 2010

Net Income	$	23,321
Other Comprehensive Gain		
Unrealized holding gain on marketable securities arising during the year, net of tax of $1,360		7,219
Other Comprehensive Income	$	30,540

See accompanying notes.

CFD INVESTMENTS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash Flows from Operating Activities	
Net Income	$ 23,321
Adjustments to reconcile net income to net cash provided by operating activities:	
Equity in net income of affiliate	(8,426)
Increase in commissions receivable	(146,455)
Increase in prepaid expenses and other assets	(2,659)
Increase in accounts payable	285,167
Increase in commissions payable	114,648
Net cash provided by operating activities	265,596
Cash Flows from Investing Activities	
Investment in affiliate	(20,000)
Surrender of life insurance policy	60,094
Net cash provided by investing activities	40,094
Net Increase in Cash and Cash Equivalents	305,690
Cash and Cash Equivalents, Beginning of Year	306,429
Cash and Cash Equivalents, End of Year	$ 612,119

See accompanying notes.

Note A - Nature of Operations and Summary of Significant Accounting Policies:

Nature of Operations

CFD Investments, Inc. (the Company), was incorporated in 1986 in the state of Indiana. The Company is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA), (formerly known as the National Association of Securities Dealers (NASD), the Securities and Exchange Commission (SEC) and various states within the United States.

The Company operates as an introducing broker on a fully disclosed basis, and forwards all transactions to its clearing brokers. Accordingly, the Company operates under the exemptive provision of the SEC Rule 15c3-3(k)(2)(ii).

Revenue Recognition

The Company recognizes revenue through commissions generated by effecting trades for its customers. Customers' securities transactions are recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis.

The Company recognizes revenue on its variable annuity and mutual funds products when the necessary policy documents have been completed by the customer as well as the premiums associated with the related products have been received by the carrier.

Method of Accounting

The Company's financial statements are presented on the accrual basis method of accounting.

Commissions Receivable

The Company carries its commissions receivable at invoiced amounts less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its commissions receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is provided. The Company's policy is not to accrue interest on past due receivables.

Cash Flows

For purposes of the Statements of Cash Flows, the Company considers all highly liquid instruments purchased within three months or less of an instrument's original maturity date to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Investment in Debt and Marketable Equity Securities

The Company has an investment in a marketable equity security that is listed and traded on a national exchange.

The Company's investment in marketable equity securities have been classified as available-for-sale and are stated at fair value. Unrealized holding gains and losses are reported in other comprehensive income.

Dividends on marketable equity securities are recognized in income when declared. Realized gains and losses, including losses from declines in value of specific securities determined by management to be other-than-temporary, are included in income. Realized gains and losses are determined on the basis of average cost of securities sold.

Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (or exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimizes the use of unobservable inputs.

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.

Unobservable inputs are inputs that reflect the Company's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

The fair value hierarchy input levels are as follows:

- Level 1 - Quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.
- Level 2 - Observable inputs other than quoted market prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, or quoted market prices for identical or similar assets or liabilities in markets that are not active.
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Fair Value Measurements (Continued)

As of December 31, 2010, the Company held certain financial assets that are required to be measured at fair value on a recurring basis. The following table presents information on these assets as well as the fair value hierarchy used to determine their fair value:

Description	Level 1: Quoted Prices in Active Markets for Identical Assets
Cash Equivalents	
Money market fund	$ 178,290
Marketable Equity Securities	
Financial services industry	35,589
Total Assets	$ 213,879

Recently Issued Accounting Pronouncements

In December 2009, the FASB issued an accounting standard update which amends certain requirements for enterprises involved with variable interest entities ("VIE") to improve financial reporting and to provide more relevant and reliable information to users of financial statements. This standard requires a qualitative analysis to determine the primary beneficiary of a VIE. The analysis identifies the primary beneficiary as the enterprise that has both the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses or the right to receive benefits that could be significant to the VIE. The standard also requires additional disclosures about an enterprise's involvement in a VIE. This standard is effective for the Company beginning January 1, 2010. The adoption of this standard did not have a material effect on the Company's financial statements.

In January 2010, the FASB issued an accounting standard update that will require new disclosures about recurring and non-recurring fair value measurements. The new disclosures include significant transfers into and out of level 1 and 2 measurements and will change the current disclosure requirement of level 3 measurement activity from a net basis to a gross basis. The standard also clarifies existing disclosure guidance about the level of disaggregation, inputs and valuation techniques. The new and revised disclosures are effective for the Company beginning January 1, 2010 except for the revised disclosures about level 3 measurement activity, which are not effective for the Company until January 1, 2011. The new standard impacts disclosures only and has no impact on the Company's results of operations or financial position. The Company is currently evaluating the disclosure impact on level 3 measurement activity.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Note B - Investment in Marketable Equity Securities:

The following is a summary of the Company's investment in available-for-sale securities at December 31, 2010:

Investment	Aggregate Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Marketable equity securities	$ 12,180	$ 23,409	$ 0	$ 35,589

The net change in the unrealized holding gain (loss) on available-for-sale securities of $5,859 at December 31, 2010 is included in the determination of other comprehensive income.

Note C - Income Taxes:

Income tax expense (benefit) for the year ended December 31, 2010, is as follows:

Current:	
Federal	$ 7,429
State	4,898
	12,327
Deferred:	
Federal	842
State	555
	1,397
Income tax expense	$ 13,724

The net deferred tax liability of $5,302 results from the unrealized gains on marketable securities as reflected in Accumulated Other Comprehensive Income.

Note C - Income Taxes (Continued):

Authoritative accounting standards require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company's policy is to recognize penalties and interest as incurred in its statement of operations, which totaled $0 for December 31, 2010.

The Company's federal and various state income tax returns for 2007 through 2010 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

Note D - Common Stock:

The Company has two classes of capital stock. The Company has common stock that has equal rights, preferences, qualifications, limitations and restrictions. The Company also has preferred stock which is designated as 10% non-cumulative stock.

The following summarizes the Company's shares of common stock at December 31, 2010:

	Common Stock	Preferred Stock
Authorized	500	500
Issued	382	0
Outstanding	382	0

Note E - Related Party Transactions:

Creative Financial Centre, LLC

The Company leases its shared operating facility from a related party, a partnership in which the Company is also a member. The financial statements include an investment in affiliate of $180,934 at December 31, 2010 that represents the Company's 20% investment in the partnership at December 31, 2010.

Rent expense is $17,500 per month in 2010. The financial statements include $210,000 in rent expense for the year ended December 31, 2010. The company expects to make payments to the related party of $17,500 monthly through December 31, 2016. There is no lease agreement.

Note E - Related Party Transactions (Continued):

Year Ending December 31,		
2011	$	210,000
2012		210,000
2013		210,000
2014		210,000
2015		210,000
Later Years		210,000
	$	1,260,000

Note F - Variable Interests in Variable Interest Entities:

Cfd Leasing, Inc.

At December 31, 2010, the Company holds a variable interest in a variable interest entity (VIE) for which the Company is not the primary beneficiary.

The VIE is engaged in leasing employee services and equipment and had revenues of approximately $2,570,000 during 2010. The Company utilizes the personnel and equipment of the VIE and, accordingly, paid expenses to the VIE of $1,028,388 and $82,004, for employee leasing and equipment leasing costs, respectively, during the year ended December 31, 2010. This represents approximately 44% of the leasing company's revenues in 2010. Employee costs are allocated each pay period, based on an allocation of time spent by each employee.

In addition, $9,813 of interest expense was incurred by the Company on behalf of obligations of the leasing company.

The Company's involvement with the VIE is by common ownership and management.

The Company does not have a leasing agreement with the VIE, nor does it have the power to direct the activities of the VIE, that most significantly impact its economic performance. Accordingly, the Company is not required to consolidate the VIE.

The Company's future maximum exposure to loss could increase if the Company voluntarily provided additional financial support to the VIE, but it is under no obligation to do so.

Note G - Concentration of Credit Risk:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable. The Company places its cash and cash equivalents with several financial institutions. At times, such amounts may be in excess of the FDIC insured limit. The Company has never experienced any losses related to these balances. All non-interest bearing cash balances were fully insured at December 31, 2010 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning January 1, 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and non-interest bearing cash balances may again exceed federally insured limits. Interest-bearing amounts on deposit in excess of federally insured limits at December 31, 2010 approximated $315,700.

The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its commissions receivable credit risk exposure is limited.

Note H - Major Carrier:

Commissions and fees derived from the sale of products with one insurance company was approximately twenty-two percent (22%) of total revenues for the year ended December 31, 2010.

Note I - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Company is $50,000. At December 31, 2010, the Company's net capital was $428,116 which was $378,116 in excess of its minimum net capital requirement.

Note J - Statements of Changes in Liabilities Subordinated to Claims of General Creditors:

For the year ended December 31, 2010, the Company did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

Note K - Pending Litigation:

The Company is subject to legal proceedings and claims which arise in the ordinary course of business. The Company is currently involved in three proceedings which management asserts are without merit. Two of the matters are covered within insurance limits, even in the unlikely event of an unfavorable outcome, and no material effect on the Company is anticipated. The third matter is currently not covered by insurance, and while an unfavorable outcome could be material, management plans to vigorously defend this claim and does not anticipate any loss to be incurred.

Note L - Management Evaluation of Subsequent Events:

The Company has evaluated subsequent events through February 25, 2011, the date on which the financial statements were available to be issued.

SOMERSET
CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

**Independent Auditors' Report
on the Supplementary Information Required by Rule 17a-5
of the Securities and Exchange Commission**

**To the Board of Directors
CFD INVESTMENTS, INC.
Kokomo, Indiana**

Our report on our audit of the 2010 basic financial statements of CFD INVESTMENTS, INC., appears on page 1. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Somerset CPAs PC

February 25, 2011

CFD INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2010

Net Capital	
Total Shareholder's Equity	$ 809,494
Deductions and/or Charges	
Receivables from non-customers	7,000
Investment in affiliate	180,934
Other assets	170,739
Total Deductions and/or Charges	358,673
Net Capital Before Haircuts on Securities Positions	450,821
Haircuts on Other Securities	22,705
Net Capital	$ 428,116
Aggregate Indebtedness	
Items Included in Statement of Financial Condition	
Accounts payable and commissions payable	$ 672,276
Other liabilities	5,302
Total Aggregate Indebtedness	$ 677,578
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required	$ 50,000
Excess Net Capital	$ 378,116
Excess Net Capital at 1000%	$ 360,358
Ratio: Aggregate Indebtedness to Net Capital	1.58 to 1
Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2010)	
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 413,667
Effect of audit adjustments on accounts included in the net capital	14,449
Net Capital per Above	$ 428,116

See auditors' report on supplementary information.

SOMERSET
CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Auditors' Report on Internal Control
Required by SEC Rule 17-a-5(g)(1) for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors
CFD INVESTMENTS, INC.
Kokomo, Indiana

In planning and performing our audit of the financial statements of CFD INVESTMENTS, INC., (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance

A material weakness is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We have identified the following deficiency that we consider to be a material weakness, as defined above. While conducting our audit, we encountered certain material items that resulted in current period adjustments to the financial statements. These adjustments were the result of an inappropriate cutoff with respect to commission receivables and payable that went undetected by the current internal control structure. We recommend management put in place policies and procedures to ensure a proper cutoff with respect to commission receivables and payables.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sansent CPAs PC

February 25, 2011

CFD INVESTMENTS, INC.

SIPC Assessment Reconciliation

SOMERSET
CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Accountants' Report Related to the Entity's SIPC Assessment Reconciliation as Required under SEC Rule 17a-5(e)(4)

To the Board of Directors
CFD INVESTMENTS, INC.
Kokomo, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by CFD INVESTMENTS, INC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CFD INVESTMENTS, INC.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CFD INVESTMENTS, INC.'s management is responsible for CFD INVESTMENTS, INC.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement record entries per review of the cash disbursement journal noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the supporting schedules and working papers noting no differences;

4. Reviewed the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Somerset CPAs PC

February 25, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

041727 FINRA DEC
CFD INVESTMENTS, INC.
P.O. Box 2244
Kokomo, IN 46904-2244

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Tony Burnett 765-453-9600

2. A. General Assessment (item 2e from page 2) $ 3,980.01

B. Less payment made with SIPC-6 filed (exclude interest) (165.49)
7/29/10
Date Paid

C. Less prior overpayment applied (990.92)

D. Assessment balance due or (overpayment) 2,823.60

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,823.60

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,823.60

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CFD INVESTMENTS, INC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 24 day of FEB., 2011.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2010
and ending 12/31, 2010
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 14,836,015
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		2,266
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		2,266
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		12,312,925
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		5,859
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		9,415
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		915,638
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 2,439	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		2,439
Total deductions		13,246,276
2d. SIPC Net Operating Revenues		$ 1,592,005
2e. General Assessment @ .0025		$ 3,980.01

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